

September 29, 2011

Via E-mail
Mr. Mark J. DeCesaris
Chief Financial Officer
W.P. Carey & Co. LLC
50 Rockefeller Plaza
New York, NY 10020

      Re: **W.P. Carey & Co. LLC**
              Form 10-K for the year ended December 31, 2010
              Filed February 25, 2011
              File No. 1-13779

Dear Mr. DeCesaris:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Kevin Woody

                                  Kevin Woody
                                  Branch Chief